Robert E. Burwell Direct Dial: (858) 523-5408 Rob.Burwell@lw.com	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: (858) 523-5400 Fax: (858) 523-5450 www.lw.com

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Mr. Andrew Blume Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 450 Fifth Street, N.W. Washington, DC 20549	Milan	Singapore
	Moscow	Tokyo
	New Jersey	Washington, D.C.
File No. 026004-0000

Re:	PriceSmart, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-123076
Filed August 1, 2005

Dear Mr. Blume:

This letter amends and supplements our letter dated October 10, 2005 responding to the Staff’s letter dated August 30, 2005 with respect to the above-referenced Registration Statement on Form S-1. We are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart” or the “Company”). This letter includes additional information in response to questions posed to the Company telephonically by the Staff. In accordance with our telephone conference with the Staff on October 18, 2005, we are submitting this letter responding to the Staff’s comments for the Staff’s consideration prior to the filing of Amendment No. 2 to the Registration Statement. Courtesy copies of this letter are being submitted to the Staff by facsimile.

PriceSmart’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s October 10, 2005 letter. For ease of reference, we have set forth the Staff’s comments and PriceSmart’s response for each item below.

Notes to Consolidated Annual Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

1.

We have reviewed your response to comment 12 in our letter dated March 30, 2005. Please revise your disclosure to clarify the line item on the statements of operations where the operating costs of your distribution facilities, such as related payroll, utilities, rent expense, and building and equipment depreciation are included. Please also provide us with an analysis which supports your assertion that the distribution network costs

Mr. Andrew Blume

October 21, 2005

excluded from cost of goods sold are so insignificant as not to warrant the requested cautionary disclosures in Management’s Discussion and Analysis.

Confidential Response? No

When applicable, all references, including on the statement of operations, to “warehouse” or “warehouse operations,” have been revised to “warehouse club” or “warehouse club operations” to clarify that such references refer to the Company’s warehouse club (or retail) activities, as opposed to distribution activities. The Company understands how the Staff could have inferred otherwise from its previous response, but no distribution costs are excluded from cost of goods sold.

Additionally, the Company has revised “Note 2—Summary of Significant Accounting Policies” in the notes to its financial statements in response to the Staff’s comment as follows:

Cost of Goods Sold – The Company includes the cost of merchandise, food service and bakery raw materials, and one hour photo supplies in cost of goods sold. The Company also includes the external and internal distribution and handling costs for supplying such merchandise, raw materials and supplies to the warehouse clubs. External costs include inbound freight, duties, drayage, fees and insurance. Internal costs include payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, and building and equipment depreciation at our distribution facilities.

2.	We have reviewed your response to comment 13 in our letter dated March 30, 2005. Please provide footnote disclosure similar to the information you provided us in your letter regarding your accounting policy for volume rebates, prompt payment discounts, and fees for in-store demonstrations.

Confidential Response? No

The Company has revised its disclosure in response to the Staff’s comment. The Company has added the following to the “Cost of Goods Sold” paragraph in “Note 2—Summary of Significant Accounting Policies” in the notes to its financial statements:

Vendor consideration consists primarily of volume rebates and prompt payment discounts. Volume rebates are generally linked to pre-established purchase levels and are recorded as a reduction of cost of goods sold when the achievement of these levels is confirmed by the vendor in writing or upon receipt of funds. On a quarterly basis, the Company calculates the amount of rebates recorded in cost of goods sold that relates to inventory on hand and this amount is recorded as a reduction to inventory, if significant. Prompt payment discounts are taken in substantially all cases and, therefore, are applied directly to reduce the acquisition cost of the related inventory, with the resulting impact to cost of goods sold when the inventory is sold.

Mr. Andrew Blume

October 21, 2005

Note 6 – Stock Option Plan and Equity Participation Plan, page F-14

3.	We have reviewed your response to comment 17 in our letter dated March 30, 2005. Since immateriality does not justify known non-compliance with GAAP, please confirm that you will record the fair value of donated services as an expense going forward irrespective of materiality.

Confidential Response? No

The Company will include the fair value of services donated by its interim CEO as an expense beginning with the financial statements to be included in its Form 10-K for the year ended August 31, 2005.

Note 12 – Debt, page F-24

4.	We have reviewed your response to comment 22 in our letter dated March 30, 2005 and still do not understand your basis in GAAP for classifying the subject debt obligations as long-term as of August 31, 2004 and November 30, 2004. In particular, we note that under SFAS 78, current classification of debt is required when the debtor is in violation of a debt covenant at the balance sheet date and the violation makes the debt callable within one year from the balance sheet unless (a) the creditor has waived the right to demand repayment for more than one year from the balance sheet date or (b) it is probable that the covenant violation will be cured within a specified grace period, preventing the obligation from being callable. Item (a) does not appear to apply since, in most cases, you had not obtained waivers by the initial filing date. Item (b) does not seem to apply since it does not appear you have actually cured the violation at a future date by complying with the covenant within a specified grace period. Please either revise your balance sheet classification, or otherwise tell us in detail why you continue to believe your current treatment is consistent with GAAP.

Confidential Response? No

As of the August 31, 2004 and November 30, 2004 balance sheet dates, the Company was in violation of debt covenants and did not have waivers for a period extending beyond one year on four loans with a total amount outstanding of $14.1 million and $10.9 million at August 31, 2004 and November 30, 2004, respectively. Of these amounts, $10.1 million and $6.7 million were classified as long-term debt at August 31, 2004 and November 30, 2004, respectively. As indicated above, SFAS 78 ordinarily would require this debt be classified as a current liability under these conditions. However, the Company applied SFAS 6 (paragraphs 11 and 12) which allows for the classification of short-term obligations as long-term if there is an “intent” and an “ability” to refinance that debt on a long-term basis and if “the enterprise has entered into a financing agreement that clearly permits the enterprise to refinance the short-term obligation” before the balance sheet is issued (paragraph 11.b.). On October 29, 2004 (prior to the issuance of the August 31, 2004 financial statements), the Company received stockholder approval of a financing program that met the SFAS 6 requirements.

Mr. Andrew Blume

October 21, 2005

Among other elements of the financing program, the Company entered into a Common Stock Purchase Agreement dated October 4, 2004 pursuant to which The Price Group, LLC1 agreed to convert a $25 million bridge loan made in August 2004 into common stock at $8 per share. The financial program also called for the Company to launch a rights offering to its existing stockholders, allowing such stockholders to purchase: (i) for a period of one-month, 1.5 shares of common stock for each share of common stock they owned as of the rights offering record date at a price of $7 per share; and (ii) for a period of eleven months beginning after the one month period referred to in part (i) above expired, 1.5 shares of common stock for each share of common stock they owned as of the record date at a price of $8 per share. In the Common Stock Purchase Agreement, The Price Group agreed that if upon termination of the $7 rights exercise period referred to above the Company had not received at least $25.0 million in proceeds from the rights offering, The Price Group would purchase from the Company the number of shares of common stock equal to such shortfall, if any, divided by $8 (the “Rights Offering Purchase”) at a price of $8 per share.

At the time the Company filed its Annual Report on Form 10-K for the year ended August 31, 2004 and its Form 10-Q for the quarter ended November 30, 2004, the Company intended to use proceeds from the financing transaction to repay any or all of the four loans referenced in the Staff’s comment if for any reason the Company was not able to obtain a waiver for any future default(s). In fact, the Company actually used proceeds from the bridge loan to repay one of the four loans, having a balance of $4.1 million, between year-end and filing of the Company’s Form 10-K. Further, the Company viewed the expected proceeds of the financing program as sufficient to terminate an arrangement the Company had previously put in place specifically to address the possibility that one of the Company’s loans might be accelerated. The Company described the terms of the “put option” arrangement that the Company had established with the Sol and Helen Price Trust in December 2003 and the reasons for entering into that arrangement in the Company’s Form 10-K for the year ended August 31, 2003 and in the Forms 10-Q for the first three quarters of fiscal 2004:

If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. In such a case, the Company would need additional financing in order to service or extinguish the indebtedness. Accordingly, to address these potential needs for additional capital, the Company has entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, a significant stockholder of the Company, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and other commercially reasonable terms.

[1]	Directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, and Sol Price, a significant stockholder in the Company, were co-managers of The Price Group and collectively owned a significant interest in that entity at the time of the financing program.

Mr. Andrew Blume

October 21, 2005

On August 31, 2004, the Company extended the put option to November 30, 2004 with the expectation that beyond that date the Company would have the financial program in place, which would provide a source of funds to address any possible future acceleration of such indebtedness. Moreover, the Company’s intent at the time of filing the Company’s Form 10-Q for the quarter ended November 30, 2004 is specifically addressed in the Company’s Form 10-Q under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Short-Term Borrowings and Long-Term Debt”: “The Company believes that, primarily as a result of the Financial Program, it has sufficient financial resources to pay-down any of the above obligations which have maintenance covenant noncompliance as of November 30, 2004. Accordingly, the aforementioned obligations are reflected in the accompanying balance sheet under the original contractual maturities.”

Further, the $25 million of minimum proceeds from the rights offering and/or the Rights Offering Purchase, as applicable, plus the proceeds of the $25 million bridge loan (and subsequent conversion of the bridge loan into shares of common stock pursuant to the Common Stock Purchase Agreement), were more than adequate to give the Company the ability to repay the four loans in question, none of which is currently outstanding. Accordingly, the Company believes that the classification of four loans in question as long-term debt is consistent with GAAP under SFAS 6.

Note 14 – Convertible Preferred Stock page F-30

5.	We have reviewed your response to comment 9 in our letter dated March 30, 2005. Please address the following items:

•	Tell us in detail how you determined that January 15, 2002, as opposed to the January 22, 2002 issuance date, was the commitment date for the convertible preferred stock issuance, as discussed in Issues 4 and 5 in EITF 00-27. In this connection, we note that the market price of your common stock increased $1.57 per share between January 15, 2002 and January 22, 2002. Thus, as a result of using the earlier date, a smaller discount was computed for the preferred stock issuance. In particular, less value was allocated to the detachable warrants in the relative fair value allocation and also the computation of the intrinsic value of the conversion feature was likewise impacted.

•	It does not appear that you allocated the proceeds of the issuance to the warrants and the convertible preferred stock on a relative fair value basis. Instead, it appears you calculated the fair value of the warrants and allocated the remainder of the proceeds to the preferred stock. Please provide us with a revised calculation that allocates the proceeds using the relative fair value method as described in footnote 4 of EITF 98-5 and paragraph 16 of APB 14. Tell us whether the revised calculation would have resulted in a beneficial conversion feature at the commitment date.

•	Tell us how the $984,000 of proceeds attributable to the warrants was recorded in your financial statements. To facilitate our understanding, you may wish to provide us with the journal entry you recorded upon issuance of the preferred stock.

Mr. Andrew Blume

October 21, 2005

Confidential Response? No

On January 15, 2002, the Company and Grupo Gigante, S.A. de C.V. entered into a binding Series A Preferred Stock and Warrant Purchase Agreement (the “Gigante Agreement”). At the time the parties entered into the Gigante Agreement, Gigante was an unrelated party. The agreement satisfied both elements of the definition of a commitment date under EITF 98-5 (as recited in EITF 00-27):

1. The Gigante Agreement specified all significant terms for the transaction, including the number of shares of the Company’s 8% Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) to be sold, the terms of the warrant to be sold, the aggregate purchase price in U.S. dollars for the shares and warrant, and the timing of the anticipated closing; and

2. The Gigante Agreement included a disincentive for nonperformance that was sufficiently large to make performance probable. First, the Gigante Agreement contains a specific performance clause. Second, the Gigante Agreement calls for the application of New York law and includes the parties’ consent to jurisdiction in the United States District Court for the Southern District of New York, or if that court would not hear any such suit, the courts of the state of Delaware. New York law provides remedies for default equivalent to the damages suffered by a nondefaulting party, which EITF 98-5 recognizes “in and of itself represents a sufficiently large disincentive for nonperformance to make performance probable for purposes of applying the definition of a firm commitment.”

Further, the Gigante Agreement does not contain any “subjective provisions” permitting either party to rescind its commitment to consummate the transaction. One of the conditions to Gigante’s obligations to proceed to closing the transaction is the absence of a “material adverse change” in the Company’s assets, liabilities, condition (financial or otherwise), results of operations, prospects or business. However, this condition is an objective condition, with the determination of whether the Company has experienced a material adverse effect left to the discretion of the court. The condition does not provide Gigante the ability based on its discretion, “reasonable” or otherwise, to make the determination whether the Company has experienced a material adverse effect.

Moreover, by analogy, the Gigante Agreement would be considered a “material definitive agreement” within the meaning of Item 1.01 of Form 8-K notwithstanding the various conditions to closing specified in the Gigante Agreement, including the material adverse effect condition.2

[2]	Paragraph (b) of Item 1.01 of Form 8-K states, “For purposes of this Item 1.01, a material definitive agreement means an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions.”

Mr. Andrew Blume

October 21, 2005

In addition, the Gigante Agreement does not contain any conditions “within the investor’s control or that the investor could cause not to be satisfied,” which would have allowed the Company to file a registration statement on Form S-3 with respect to the shares of common stock underlying the preferred stock and warrant even before the closing of the transaction.3

Accordingly, under both an analysis of EITF 98-5 and by analogy to similar circumstances in which the Commission or Staff has been required to determine whether an agreement is “binding,” the Gigante Agreement satisfied the requirements under EITF 00-27 for establishing the commitment date as of the date of the agreement rather than as of the closing date for the transaction.

In order to allocate the proceeds of the issuance of the Series A Preferred Stock and the Common Stock Purchase Warrant dated January 17, 2002 issued by PriceSmart, Inc. to Grupo Gigante S.A. de C.V. (the “Warrant”) on a relative fair value basis, the Company performed the following calculation: As noted in the Company’s prior response letter, the Company determined a Black-Scholes value of the Warrant of $984,000. Adding the value of the Warrant to the value of the Series A Preferred Stock yields a value of the Series A Preferred Stock and Warrant of $15,984,000. Dividing the $15,000,000 value of the Series A Preferred Stock by $15,984,000 and multiplying the resulting fraction by the $15,000,000 of total consideration results in a relative fair value of the Series A Preferred Stock of approximately $14,100,000. The shares of Series A Preferred Stock were convertible into common stock at $37.50 per share, or 400,000 shares of common stock on an as converted basis. Dividing the relative fair value of the shares of Series A Preferred Stock by 400,000 common shares results in an implied conversion price of $35.19, which is higher than the fair value of $34.00 per share at the commitment date. Therefore, there was no beneficial conversion feature in the convertible preferred shares at the commitment date.

As a result of determining there was no beneficial conversion feature and considering the Preferred Stock balances are included within stockholders’ equity, the Company recorded the entry by debiting cash and crediting preferred stock for $15 million, as opposed to recording the value of the warrants to additional paid-in capital with a corresponding decrease in Preferred Stock.

Both the Warrant and the Series A Preferred Stock are properly classified as equity under FAS 133 and EITF 00-19. In both cases, the securities were issued by the Company, were indexed to its own stock and classified as stockholders’ equity on the Company’s balance sheet. Further, neither security includes any provision that could require net-cash settlement, except in the limited circumstances in which holders of the underlying shares also would receive cash. The only redemption right set forth in the Series A Preferred Stock is an optional redemption five

[3]	See Securities Act Interpretation 3S at page 4 of the March 1999 Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.

Mr. Andrew Blume

October 21, 2005

years after issuance at the Company’s option, and the Series A Preferred Stock and the Warrant satisfy the eight conditions set forth in EITF 00-19 for classification of a contract as equity.

•	The contract permits the company to settle in unregistered shares.

Neither the Company’s Series A Preferred Stock nor the Warrant contains any requirement that the shares issuable upon conversion or exercise be registered. The Series A Preferred Stock and Warrant Purchase Agreement dated January 15, 2002 by and between Grupo Gigante, S.A. de C.V. and PriceSmart, Inc. (the “Gigante Agreement”) grants Grupo Gigante certain registration rights as holder of the Series A Preferred Stock and the Warrant, and the Series A Preferred Stock Purchase Agreement dated January 18, 2002 between the Company and the Investors party thereto (the “Other Investors Agreement,” and together with the Gigante Agreement, the “Purchase Agreements”) grants the Investors certain registration rights as holders of the Series A Preferred Stock. However, none of these registration rights provides for net-cash settlement of the warrant if the Company does not meet its obligations. The registration rights require the Company to file a registration statement with respect to the shares underlying the Series A Preferred Stock and the Warrant “as promptly as practicable after the Closing but in any event within thirty (30) days following the Closing Date.” Thereafter, the Company is obligated to “use its best efforts to cause such registration to remain effective at all times until the earlier of (i) such time as the distribution described in the registration statement relating to the Registrable Securities has been completed and (ii) two (2) years from the Closing Date.” Notably, the Company is obligated to “use its best efforts” to maintain effectiveness—an obligation within the Company’s control. Further, the registration rights do not call for the imposition of any penalties for failure to obtain or maintain the effectiveness of the registration statement, and the Company had not filed a registration statement that was subsequently withdrawn within six months prior to the date of the Series A Preferred Stock and Warrant Purchase Agreement.

•	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Immediately prior to the sale of the Series A Preferred Stock and the Warrant, (1) the authorized capital stock of the Company consisted solely of 15,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, (2) 6,930,374 shares (which includes 620,242 shares held as treasury shares by the Company) of Common Stock and no shares of Preferred Stock were issued and outstanding, (3) there were an aggregate of 1,192,578 shares of Common Stock reserved for issuance upon exercise of outstanding stock options under the Company’s 1997 PriceSmart Stock Option Plan, 1998 Equity Participation Plan and the 2001 Equity Participation Plan (collectively, the “Plans”) and an aggregate of 25,842 shares of Common Stock available for granting under the Plans. The balance of authorized shares of Common Stock—7,471,448 shares (including shares held as treasury shares)—was adequate to provide for the issuance of the maximum number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, assuming all dividends were accrued and unpaid through the automatic conversion date (1,045,333) and the number of shares of Common Stock issuable upon exercise of the Warrant (200,000).

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Mr. Andrew Blume

October 21, 2005

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The Series A Preferred Stock was convertible into Common Stock at a ratio determined by dividing the Liquidation Preference by the $37.50 conversion price. Because the Series A Preferred Stock contemplated the possibility that dividends would accrue and be added to the Liquidation Preference, the maximum number of shares issuable upon conversion of the Series A Preferred Stock was 1,045,333 shares. This number assumes that all dividends would accrue and be unpaid at the mandatory conversion date for the Series A Preferred Stock, January 17, 2012.

The Warrant covers the issuance of exactly 200,000 shares of Common Stock.

In the case of both the Series A Preferred Stock and the Warrant, the only circumstance that could result in the issuance of additional shares of Common Stock would be a stock split affecting the Common Stock or a dividend or distribution on the Common Stock payable in shares of Common Stock or other securities of the Company. (In the case of a distribution of securities other than Common Stock to holders of the Company’s Common Stock, the Company would have the option to (i) reduce the conversion price per share of the Series A Preferred Stock to take into account such distribution or (ii) reserve sufficient securities such that the holders of Series A Preferred Stock would receive the same number of such securities upon conversion of their shares of Series A Preferred Stock as they would have received if they had converted immediately prior to the distribution on the Common Stock.)

•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Neither the terms of the Series A Preferred Stock or the Warrant, nor the registration rights provisions in the Purchase Agreements, required cash payments to the holders of the Series A Preferred Stock and the Warrant in the event the Company failed to make timely filings with the SEC.

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Neither the terms of the Series A Preferred Stock or the Warrant, nor the registration rights provisions in the Purchase Agreements, required cash payments if the shares initially delivered upon conversion of the Series A Preferred Stock or exercise of the Warrant were subsequently sold and the sales proceeds were insufficient to provide the holder with full return of the amount due (that is, there are were cash settled “top-off” or “make-whole” provisions).

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Mr. Andrew Blume

October 21, 2005

The Warrant did not require net-cash settlement in any circumstance. The terms of the Series A Preferred Stock provided for redemption, but only at the Company’s option. Otherwise, holders of the Series A Preferred Stock would receive cash only upon (i) the Company’s election to pay a cash dividend, (ii) the Company’s election to redeem shares of Series A Preferred Stock for cash, (iii) an acquisition transaction in which the holders of the Company’s Common Stock receive cash, or (iv) the distribution by the Company of cash or property on shares of the Company’s Common Stock.

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Apart from a customary preferred stock liquidation preference and priority rights with respect to dividend payments in the terms of the Series A Preferred Stock (which liquidation preference and dividend rights would terminate upon conversion of the Series A Preferred Stock into Common Stock), neither the terms of the Series A Preferred Stock or the Warrant, nor the registration rights provisions in the Purchase Agreements, contained any provisions that indicate that the holder has rights that rank higher than those of a holder of the Company’s Common Stock.

•	There is no requirement in the contract to post collateral at any point or for any reason.

Neither the terms of the Series A Preferred Stock or the Warrant, nor the registration rights provisions in the Purchase Agreements, contained any requirement that the Company post collateral at any point or for any reason.

Financial Statements for the Quarterly Period Ending May 31, 2005

Note 6 – Financial Program, page F-44

6.	Please explain in detail how you accounted for the exchanges of the Series A and Series B cumulative convertible redeemable preferred stock for common stock. Please also tell us the basis in GAAP for your accounting. In this connection, it appears that the common shares transferred to the holders of the preferred stock had significantly greater value than the common shares issuable pursuant to the original conversion terms. If this is the case, we generally view the excess of the fair value of the consideration transferred over the fair value of the securities issuable pursuant to the original conversion terms to represent a return to the preferred stockholders, and a reduction in net income available to common shareholders. Refer to EITF Topic D-42. If you believe these particular exchange transactions warrant different accounting, please ensure we understand the basis for your position.

Confidential Response? No

In January 2002, the Company issued Series A Preferred Stock with an initial stated value of $20.0 million. By its terms, the Series A Preferred Stock was convertible at the option of the holder at any time, or automatically on January 17, 2012, into shares of common stock

Mr. Andrew Blume

October 21, 2005

based on a conversion ratio equal to the liquidation preference per share divided by the conversion price of $37.50 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was subject to the Company’s right to redeem the Series A Preferred Stock at the then-applicable liquidation preference of the Series A Preferred Stock at any time on or after January 17, 2007. Dividends not paid in cash accrued and were added to the liquidation preference, such that upon conversion of the Series A Preferred Stock, such accruals would be converted into shares of the Company’s common stock. The holders had no right to cause the redemption of the Series A Preferred Stock or to require that accrued and unpaid dividends be declared by the Company and paid in cash. In July 2003, the Company issued 8% Cumulative Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) with an initial stated value of $22.0 million. By its terms, the Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of common stock based on a conversion ratio equal to the liquidation preference per share divided by the conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was subject to the Company’s right to redeem the Series B Preferred Stock at the then-applicable liquidation preference of the Series B Preferred Stock at any time on or after July 9, 2008. Dividends not paid in cash accrued and were added to the liquidation preference, such that upon conversion of the Series B Preferred Stock, such accruals would be converted into shares of the Company’s common stock. The holders had no right to cause the redemption of the Series B Preferred Stock or to require that accrued and unpaid dividends be declared by the Company and paid in cash.

On September 3, 2004, the Company announced a broad financing plan. The plan was comprehensively reviewed by a special committee of the board of directors comprised of independent directors who were not affiliated with the holders of the Company’s Series A Preferred Stock or Series B Preferred Stock. The special committee retained American Appraisal Associates, Inc. as its financial advisor. American Appraisal advised generally regarding the transaction and delivered a written opinion to the effect that the proposed transaction was fair, from a financial point of view, to PriceSmart’s unaffiliated holders of common stock. Following a number of meetings of the special committee and input from management and American Appraisal Associates, Inc., the special committee approved the financing plan and resolved to recommend that it be approved by the Company’s stockholders.

As described in the Company’s October 6, 2004 definitive proxy statement for its October 29, 2004 special meeting of stockholders, American Appraisal’s analysis included valuations of the Series A and Series B Preferred Stock. American Appraisal determined that shares of Series A Preferred Stock, each of which had a liquidation value of $1,093, had a market value in the range of $665 to $750. Based on this analysis, the market value of the 20,000 shares of Series A Preferred Stock then outstanding ranged from $13.3 million to $15.0 million. American Appraisal then calculated the value of the shares of common stock offered in exchange. Based on the closing sale price of the Company’s common stock on September 2, 2004, the day prior to the date of American Appraisal’s opinion, American Appraisal determined the market value of the shares of common stock to be exchanged for the 20,000 shares of Series A Preferred Stock to be $14.236 million, or $712 per share of Series A Preferred Stock, an amount that fell within the $13.3 million to $15.0 million range, or $665 to $750 per share, of

Mr. Andrew Blume

October 21, 2005

American Appraisal’s conclusion as to the market value of the Series A Preferred Stock. From the foregoing, American Appraisal concluded that the market value of a share of Series A Preferred Stock was reasonably equivalent to the market value of the shares of common stock to be offered in exchange for such share and that the exchange ratio for the exchange was fair.

American Appraisal conducted the same analysis with respect to the Series B Preferred Stock and reached the same conclusion. American Appraisal determined that shares of Series B Preferred Stock, each of which had a liquidation value of $1,092, had a market value in the range of $795 to $955. Based on this analysis, the market value of the 22,000 shares of Series A Preferred Stock then-outstanding ranged from $17.5 million to $21.0 million. Based on the closing sale price of the common stock on September 2, 2004, the day prior to the date of American Appraisal’s opinion, American Appraisal determined the market value of the shares of common stock to be exchanged for the 22,000 shares of Series B Preferred Stock to be $19.016 million, or $868 per share of Series B Preferred Stock, an amount that fell within the $17.5 million to $21.0 million range, or $795 to $955 per share, of American Appraisal’s conclusion as to the market value of the Series B Preferred Stock. From the foregoing, American Appraisal concluded that the market value of a share of Series A Preferred Stock was reasonably equivalent to the market value of the shares of common stock to be offered in exchange for such share and that the exchange ratio for the exchange was fair.

Based on American Appraisal’s analysis, the Company determined that the exchange of common stock for shares of Series A Preferred Stock and Series B Preferred Stock – where the shares of common stock offered in exchange had reasonably equivalent value to the outstanding shares of Series A Preferred Stock and Series B Preferred Stock – would not impact its statement of operations. The transaction was described in detail in the Company’s Current Report on Form 8-K filed September 3, 2004, the October 6, 2004 definitive proxy statement referenced above and the Company’s Annual Report on Form 10-K for the year ended August 31, 2004. The Company believed that it had provided transparent disclosure in all material respects, and that it had applied appropriate accounting principles in recording each element of the transaction.

However, in accordance with the Staff’s comment, the Company intends to revise its accounting treatment of the preferred stock exchange transactions consistent with EITF Topic D-42 and to adjust its financial statements for the periods ending November 30, 2004, February 28, 2005, and May 31, 2005 to take into account the recordation in the quarter ended November 30, 2004 of the deemed preferred stock dividend calculated in the manner set forth below:

	Series A Preferred		Series B Preferred		Total
(A) Number of shares originally issuable under initial agreements	533,333	(1)	1,100,000	(2)
(B) Accrued but unpaid dividends as of the date of conversion	$2,231,111		$2,297,778
(C) Original conversion price per share	$37.50		$20.00
(D) Additional issuance shares (B / C) (3)	59,496		114,889
(E) Total issuable shares (A + D)	592,830		1,214,889
(F) Actual shares issued	2,223,111		2,200,000
(G) Incremental shares issued (F – E)	1,630,281		985,111
(H) Value per share on date of conversion (4)	$8.00		$7.72
(I) Total value to be recorded as a preferred stock dividend (G x H)	$13,042,251		$7,605,057		$20,647,308

(1)	$20,000,000 divided by $37.50.

Mr. Andrew Blume

October 21, 2005

(2)	$22,000,000 divided by $20.00.

(3)	Note: The terms of the preferred stock call for any and all accrued unpaid dividends to be subject to conversion into additional shares at the stated conversion price at the time of conversion.

(4)	This represents the closing price of the Company’s common stock on the date the exchange of common stock for the outstanding Preferred Stock. The exchange of common stock for Series B Preferred Stock occurred on October 29, 2004, the date of the Special Meeting of Stockholders at which the Company’s stockholders approved the financial plan, including the exchange of common stock for the outstanding Preferred Stock. The exchange of common stock for Series A Preferred Stock occurred on November 23, 2004, the day after the last day for holders of Series A Preferred Stock to accept the Company’s offer to exchange common stock for the Series A Preferred Stock, which date was set by the court in connection with its approval of the settlement of litigation brought by certain purchasers of the Series A Preferred Stock.

Note 9 – Acquisition of Minority Interest, page F-49

7.	Citing applicable accounting guidance, please explain in detail how you accounted for the acquisition of the minority interest of your Guatemala subsidiary. Please ensure your response indicates exactly how you determined the cost of the acquired minority interest. Please also address our concern that a portion of the consideration paid in the acquisition may actually represent the cost to you of settling the previously disclosed disputes with the minority interests, rather than a true cost of the acquisition. Please also disclose whether this acquisition resulted in any adjustments to step up the related assets and liabilities for the incremental ownership percentage and why or why not. Also disclose the amount of goodwill you recorded on the transaction and how that amount was calculated.

Confidential response? No

The acquisition was completed through a three-step process: First, on April 14, 2005, the Company entered into an agreement to acquire the minority shareholders’ 34% interest in PriceSmart (Guatemala), S.A. for $6.6 million in cash and a mutual release of all claims, including the release by PriceSmart (Guatemala), S.A. of a $274,000 receivable owed to it by one of the minority shareholders. Second, between the signing of this agreement and the closing of the share purchase, The Price Group, LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (collectively, the “Price Entities”) assumed the Company’s obligation to purchase the minority interest shares. Concurrently with the Price Entities’ assumption of this obligation, the Company agreed to purchase the minority interest shares from the Price Entities for 825,000 shares of the Company’s common stock, valued for such purpose at $8.00 per share and $6,600,000 in the aggregate. On April 19, 2005, the Price Entities completed their purchase

Mr. Andrew Blume

October 21, 2005

of the shares for a total of $6,600,000 in cash. Third, the Company completed the acquisition of the minority interest shares from the Price Entities on April 28, 2005.

In determining the proper accounting treatment for the transaction, the Company calculated valuations of the Guatemalan subsidiary using several different valuation methodologies, including an analysis of comparable multiples of EBITDA and revenue. However, the Company’s primary valuation method was a calculation of the net present value of future expected operating cash flows. The Company calculated a stream of operating cash flows that began with estimated fiscal 2005 operating cash flows. The Company assumed annual growth of 3% and computed a terminal value as of five years in the future. The Company then discounted back these cash flows to present value using a 15.5% discount rate. This calculation yielded a fair value of the entity of approximately $23 million, of which the 34% stake would have a value of approximately $7.9 million. The Company believes the total consideration provided to the minority shareholders (even taking into account the release of the $274,000 receivable) was less than the fair value of the shares received and, therefore, did not represent settlement costs. Further the Company believed the claims were without merit, and the Company acquired the minority interest to end the interference caused by the minority partner.

The Company’s acquisition of the minority interest in its Guatemala subsidiary was accounted for using the purchase method, as required in paragraph 14 of SFAS 141. The Company considered the provisions and examples in Appendix A in SFAS 141 and determined that there were no intangible assets that met the criteria for recognition apart from goodwill. The Company applied the general guidance for assigning amounts to assets acquired and liabilities assumed described in paragraph 37 of SFAS 141. The Company believes the carrying value of the fixed assets approximates replacement cost, and no step up was recorded. As a warehouse club retailer, substantially all of the Company’s inventory is comprised of finished goods, and the Company believes the carrying value of the inventory acquired approximates the estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort. The remaining assets and liabilities acquired are current in nature and their book value approximates their fair value. A value of $6.7 million, representing the difference between (i) the total consideration provided and (ii) the aggregate fair values assigned to the net tangible assets acquired, intangible assets acquired and liabilities assumed, was assigned to goodwill.

The total consideration was determined as follows:

Value of Shares Issued	$6,600,000
Receivable from Minority Interest Shareholder Forgiven	274,000

Total Consideration	$6,874,000

Mr. Andrew Blume

October 21, 2005

The allocation of the consideration was determined as follows:

Minority Interest Acquired	$212,000
Goodwill	6,662,000

Total Consideration Allocation	$6,874,000

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ ROBERT E. BURWELL
Robert E. Burwell
of LATHAM & WATKINS LLP

cc:	George F. Ohsick, Jr.
Securities and Exchange Commission
Robert E. Price
Robert M. Gans, Esq.
John M. Heffner
PriceSmart, Inc.